Exhibit 99.1

Great Bay Insurance Selects Sapiens for its Cloud-Based Transformation Project for Reinsurance and Financial Management

The North American provider will utilize the fully integrated financial & compliance and reinsurance offerings to modernize and automate their processes

Raleigh, North Carolina and Holon, Israel – May 19, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Great Bay Insurance, a New Jersey-based, coastal-residential homeowners insurance group that is part of The Great Bay Insurance Group, has selected the cloud-based Sapiens ReinsurancePro, Sapiens FinancialPro and Sapiens StatementPro solutions to transform its financial & compliance and reinsurance management.

Faced with an excess of manual data entry and tracking; a lack of integration across financial, accounting and reporting systems; and software not specifically designed for insurance enterprises, Great Bay sought a pre-integrated suite. Sapiens ReinsurancePro will reduce the administrative burden of reinsurance reporting, while FinancialPro and StatementPro will address the accounting and compliance requirements insurers cope with on daily basis

“Sapiens possesses the necessary product solutions to address our array of accounting, finance and reporting needs, and offer significant business benefits,” said Tim Byrne, president and CEO, Great Bay Insurance. “Great Bay envisions more effectively-managed and efficient finance, accounting and reporting functions, thanks to Sapiens’ comprehensive and integrated solutions.”

Mr. Byrne also cited the “flexibility, collaboration and coordination of the Sapiens team” as contributing factors in Great Bay’s selection. Implementation of the financial & compliance solutions is already underway.

“One of Sapiens’ differentiators is our ability to meet the end-to-end needs of our clients,” said Roni Al-Dor, president and CEO, Sapiens. “The pre-integration between our offerings is attractive to insurers looking to transform. They can quickly automate processes and make large-scale changes, without disrupting the core business. Sapiens is pleased to partner with Great Bay Insurance and we look forward to years of fruitful collaboration.”

Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Automated customized functions – with built-in automation of contracts, calculations and processes – provide flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance.

Sapiens FinancialPro is accounting software designed for insurers to meet their unique requirements for cash, statutory and GAAP reporting. With StatementPro, quarterly and annual statement preparation is faster and simpler with one-click navigation between statements, pages and form validations, transforming the filing process by offering one-step filing.

About Great Bay Insurance Company

Founded in 2019, Great Bay Insurance is the insurance company entity of The Great Bay Insurance Group, a high-quality, innovative, New Jersey-headquartered, coastal-residential homeowners insurance group. With the backing of excellent reinsurance partners, a strong capital base, solid technology, and experienced and innovative leadership, Great Bay is changing how coastal-residential homeowners insurance is marketed, sold and serviced. Great Bay Insurance Company is the first admitted property & casualty insurance company founded and domiciled in New Jersey in over 25 years, and the first ever founded and domiciled in Atlantic County, NJ. For more information: www.greatbayinsurancegroup.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com